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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Three Sisters Artisanal Meats, LLC
Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Wyoming

    Date of organization): April 6, 2022

Physical address of issuer: 1106 E. Jefferson St. / Boise, Idaho 83712
Website of issuer: https://3sistersmeats.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Convertible Promissory Notes
Target number of securities to be offered: 75,000
Price (or method for determining price): 500.00
Target offering amount: $75,000
Oversubscriptions accepted: ☐ Yes   ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $100,000
Deadline to reach the target offering amount: One Hundred Twenty (120) days from the commencement of the offering

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0_____

Total Assets:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Cash & Cash Equivalents:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Accounts Receivable:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Short-term Debt:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Long-term Debt:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Revenues/Sales	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Cost of Goods Sold:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Taxes Paid:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____
Net Income:	Most recent fiscal year-end: 0_____	Prior fiscal year-end: 0_____

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Three Sisters Artisanal Meats, LLC ___
(Issuer)
By
/s/ Jaime Fernandez Manager_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jaime Fernandez_____
(Signature)
Manager_____
(Title)
4 invalid syntax_____
(Date)

1. Name of issuer: <u>Three Sisters Artisanal Meats, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jaime Fernandez	100% membership interests	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MANAGER OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jaime Fernandez____   Dates of Service: April 6, 2022 – Present_____
Principal Occupation: ___Founder/Manager____ _____
Employer: Three Sisters Artisanal Meats, LLC Dates of Service: 4/6/22 - Present
Employer's principal business: sales, marketing and distribution of cured meat products____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President_____   Dates of Service: April 6, 2022 – Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Three Sisters Artisanal Meats, LLC_____
Employer's principal business: sales, marketing and distribution of cured chorizo meat_____
Title: President/Founder_____   Dates of Service: April 6, 2022_____
Responsibilities: General oversight and management of the Company's business

List all positions and offices with the issuer held and the period in which the manager served in the position or office:

Position: President_____ Dates of Service: April 6, 2022 – Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: Three Sisters Artisanal Meats (sole proprietorship)_____
Employer's principal business: sales, marketing and distribution of cured chorizo meat_____
Title: Owner/Sole Proprietor_____   Dates of Service: April 2019 – April 2022___
Responsibilities: General oversight and management of the business_____

Employer: American National Insurance_____
Employer's principal business: insurance services_____
Title: producer_____ Dates of Service: July 2020 – October 2021_____
Responsibilities:_ insurance sales_____

Employer: Golden Gate Meat Company_____
Employer's principal business: meat processing and distribution_____
Title: ___employee_____ Dates of Service: November 2016 – April 2019_____
Responsibilities: ___production and shipping_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jaime Fernandez

Title: President   Dates of Service: 4/6/22 - Present

Responsibilities: General Oversight and Management of Company's operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Three Sisters Artisanal Meats (sole proprietorship)

Employer's principal business: sales, marketing and distribution of cured chorizo meat

Title: Owner/Sole Proprietor   Dates of Service: April 2019 – April 2022

Responsibilities: General oversight and management of the business

Employer: American National Insurance

Employer's principal business: insurance services

Title: producer   Dates of Service: July 2020 – October 2021

Responsibilities: _insurance sales

Employer: Golden Gate Meat Company

Employer's principal business: meat processing and distribution

Title: employee   Dates of Service: November 2016 – April 2019

Responsibilities: __production and shipping

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Current Marketplace

In 2020, the creative charcuterie market in the U.S. achieved $27 billion in retail sales and was named one of the top ten food trends for 2021, with little sign of slowing down. In fact, the demand for quality charcuterie and dry-cured meats has only grown. There is a tremendous opportunity for Three Sisters to achieve a sizeable percentage of the potential revenue within this market, given how our business model is structured and the current position of our company with respect to production and distribution.

Our Plan To Gain Market Share

We plan on diversifying our market channels and opportunities, both retail and wholesale. Over the past 2 years, we have been able to maintain a successful online retail presence while expanding our wholesale reach. Our plan includes creating relationships with regional and multi-state grocery stores, increasing sales to charcuterie and subscription box services, online wholesale markets, wineries, and catering companies that service clients within the technology, business, and airline industries. We believe the current market is large and accessible enough through attaining and maintaining a diverse customer sales base, it will allow us a greater opportunity to acquire a meaningful share of the market.

Our business structure

We first started by producing and selling our chorizo in the San Francisco Bay Area for over two years, allowing us to refine and perfect our products. In recent months, we have acquired a new co-packer to manufacture and package our products, Espuña, LLC, in Gloversville, New York. Espuña is a USDA-certified producer of Spanish charcuterie, and its infrastructure will allow us to increase our volume without sacrificing product quality. Moreover, we are using the services of ShipBob for the warehousing of our chorizo, giving us the ability to warehouse across the United States and make our products more easily accessible to our customers by reducing shipping time and costs.

What we have been able to do over the past several years is create a solid foundation for our company to grow comfortably by having the necessary infrastructure and relationships in place. We are not starting from zero - we are in an ideal phase of our development, because of the time and work we have invested, to grow and expand our sales reach in a meaningful way.

Our Team

Our team is a strategic partnership between Three Sisters Artisanal Meats, LLC, and Espuña, LLC, bringing together centuries of expertise and knowledge in the production of dry-cured chorizo.

Jaime Acebes Fernández - Founder and owner of Three Sisters Meats. Jaime has been making chorizo since he was 4 years old with his parents on their small ranch in Northern California. Jaime is a multi-generational chorizo maker, whose family on both sides has a long history of creating various traditional Spanish cured meats in the hills of León and Asturias. It is from his family that Jaime inherited the recipe and skills for making chorizo, turning the tradition into a company, beginning in Richmond, California, and now working with Espuña, our co-packing partner, to create our product line of authentic and delicious links and sliced chorizo.

Espuña, LLC - Espuna LLC is owned by Esteban Espuña S.A., a traditional and innovative producer of Spanish Charcuterie. The history of Espuña dates back to 1947 when Esteve Espuña began producing sausages using traditional recipes in his farmhouse near Olot, Spain. Today Espuña has state-of-the-art facilities that serve customers all over the world. Espuña's success combines innovation and best practices to ensure that their old-world Spanish-cured meats maintain artisan craftsmanship for a truly authentic Spanish experience.

How We Make Money

Quite simply, we make money by selling our products to retail and wholesale customers. We will be offering 2 SKUs - a 6oz dry-cured link and a 3oz sliced chorizo package. These two products are the foundation of our company. In time, we plan on developing and offering new dry-cured products to our line.

Additionally, we have created a production and shipping structure that has reduced our overall costs, allowing us to sell our chorizo at a more competitive price point, thus making it more accessible and creating the ability for production and sales growth.

Break-Even

Our current projections forecast a break-even for Three Sisters by the first quarter of 2023. With both Fall and the winter holiday season on the near horizon, that is when we have historically achieved our greatest sales, with respect to units produced and purchased. Strategically, we are in an excellent position to create relationships with large-volume clients from different retail channels leading up to the 3rd and 4th quarters of 2022, when the demand is highest for artisanal cured meats.

Production Costs:

The minimum production order is **1,000 pounds** in finished dry-weight product.

- The final production cost will be **$3.75 per 6oz link** and **$1.87 per 3oz sliced**.
- There are two monthly fixed costs for **ShipBob** – receiving of product and storage of product:
    - Receiving is $25 for the first 2 hours, $40/man-hour thereafter.
    - Storage will be $40 per month.
- Pick, pack, and shipping costs are varied depending on the number of orders and the size/weight/destination of the order.

Product Pricing:

- The wholesale price will be **$5.75 per link** and **$3.85 per sliced** - **$70 per link case** and **$46 per sliced case.**
- The retail price on our website will be **$9.99 per link** and **$5.99 per sliced** - **$120 per link case** and **$71 per sliced case.**

6oz Link projections per 1,000 pounds:

A 1,000-pound dry weight order will produce approximately 2,600 6oz units.

- **2,600 units x $3.75 = $9,750 total production cost**
- **2,600 units x $5.75 = $14,950 in wholesale revenue**
- **2,600 units x $10 = $26,000 in retail revenue**

3oz Sliced projections per 1,000 pounds:

A 1,000-pound dry weight order will produce approximately 5,300 3oz units.

- **5,300 units x $1.87 = $9,900 total production cost**
- **5,300 units x $3.85 = $20,400 wholesale revenue**
- **5,300 units x $5.99 = $31,700 in retail revenue**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on April 6, 2022, and, as such, the Company has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity. The Company has retained an accountant to prepare annual financial statements.

Risks Associated with the Company's Business

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

The Company's business has been impacted by government actions to mitigate the novel coronavirus. To date the outbreak has not had a material adverse impact on our operations, and the Company will be focusing its franchise sales within states whose coronavirus mitigation efforts have been less restrictive. However, the future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Risks Associated with this Offering and the Company's Membership Interests

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities to be issued upon conversion of the Notes will be restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Company's Membership Interests, which may make it difficult for you to sell your Membership Interests Upon Conversion of the Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's membership interests, the ability of holders of its membership interests to sell the same, or the prices at which holders may be able to sell such membership interests.

We cannot provide assurance regarding distributions.

The Company Agreement calls for distributions to members after a waiting period.   Annual Net Income shall be distributed pro rata to Membership interest, but the existence of Annual Net Income sufficient to make such distributions cannot be guaranteed.

The Company's managers may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement provides for the indemnification of the Company's managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Upon conversion, income allocations assigned to an investor's membership interests may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income upon conversion of the Notes. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
To raise capital sufficient to launch the Company's online sales of cured chorizo products.

10. How does the issuer intend to use the proceeds of this offering?

THE OFFERING

Use of Offering Proceeds

	If Minimum Offering Amount Sold		If Maximum Offering Amount Sold	
Total Proceeds	$	50,000	$	100,000
Net Proceeds of Offering	$	45,000	$	95,000
Production/operational expenses[1]		10,500		10,500
Sales and Marketing, travel/lodging expenses, licensing, onboarding and other fees		34,500		84,500
Total Use of Net Proceeds of Offering	$	42,500	$	90,000

1.   First production run for 1,000 dry-weight pounds.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Three Sisters Artisanal Meats, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of Convertible Promissory Notes for $100,000.00 by Three Sisters Meats, LLC, a Wyoming limited liability company (the "Company "), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC- TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to $100,000.00 of Convertible Promissory Notes (the "Notes")
Offering Price:	$500.00 per Note
Minimum Investment:	$500.00
Minimum Offering:	$50,000.00
Capital Structure:	The Company has a single class of membership interest. A 100% membership interest was previously issued to the Company's founder (the "Founder") in consideration for his contribution to the Company. Up to $100,000.00 of Convertible Promissory Notes will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights of members. Upon maturity, the Notes will be converted into units of the Company's membership interests.
Special Perks:	The Notes shall provide for a five (5) year maturity date and an interest rate of five percent (5%), paid quarterly. Upon the Maturity Date of the Notes, the Company shall have the option to convert the outstanding principal balance and accrued interest thereon into Units of the Company's membership interests, with the number of Units to be issued upon

conversion determined as of the Maturity Date and determined by a qualified business valuation expert.

Corporate Governance:	The Company is managed by its Manager, Jaime Fernandez. Jaime has been making chorizo since he was 4 years old with his parents on their small ranch in Northern California. Jaime is a multi-generational chorizo maker, whose family on both sides has a long history of creating various traditional Spanish cured meats in the hills of León and Asturias. It is from his family that Jaime inherited the recipe and skills for making chorizo, turning the tradition into a company, beginning in Richmond, California, and now working with Espuña, our co-packing partner, to create our product line of authentic and delicious links and sliced chorizo.

Convertible Promissory Notes:

Ownership Interest	The percentage ownership in the Company represented by the Membership Interests to be issued upon the Company's conversion of the Notes shall be determined by an independent business valuation expert selected by the Company. Each Member's pro rata percentage of Units, and therefore dividends, when and if authorized by the Manager, will be calculated by dividing total Units owned by such Member by the total Units outstanding.
Voting Interest	Until such time at the Notes are converted into Units, the investors of the Company shall have no authority to vote on any matters.

Operating Agreement:	Prior to the closing of any sale of any Convertible Promissory Notes the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. At the time that the Notes are converted, you will be required to sign the Operating Agreement.

Restrictions on Transfer:	We will be offering the Convertible Promissory

Notes pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Convertible Promissory Notes will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Convertible Promissory Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

Additional Rewards:

Each investor in this Offering will receive as an additional "perk" for their investment, a subscription box of the Company's products. Perks shall be allocated as follows:

$500-$1000 = 2 links/2 sliced

$1000-$2500 = 4 links/4 sliced

$2500-$5000 = 3 months of 2/2

$5000-$10,000 = 6 months of 2/2

$10000-$25000 = 12 months of 2/2

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

THREE SISTERS ARTISANAL MEATS, LLC

Capitalization Table
As of April 30, 2022

Member's Name	Capital Contribution	Percentage Interest
Jaime Fernandez	$100.00	100%
Total	$100	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

25. What other exempt offerings has the issuer conducted within the past three years? :

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
        (1) any or officer of the issuer;
        (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
        (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
        (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s)

since inception, if shorter:

THREE SISTERS ARTISANAL MEATS, LLC
FINANCIAL INFORMATION

NOTE: the Company was formed on April 6, 2022 and has no operating history. However, Jaime Fernandez has operated the business as a sole proprietorship prior to the formation date. Attached are pertinent sections of Mr. Fernandez' 2020 personal income tax return; Mr. Fernandez' 2021 taxes have not yet been filed and an extension has been requested.

SCHEDULE C
(Form 1040)

Department of the Treasury
Internal Revenue Service (99)

OMB No. 1545-0074

2020

Attachment
Sequence No. **09**

Profit or Loss From Business
(Sole Proprietorship)

▶ Go to *www.irs.gov/ScheduleC* for instructions and the latest information.
▶ **Attach to Form 1040, 1040-SR, 1040-NR, or 1041; partnerships generally must file Form 1065.**

Name of proprietor	Social security number (SSN)
Jaime Acebes Fernandez	

A Principal business or profession, including product or service (see instructions)
Dry-cured Spanish chorizo links

B Enter code from instructions ▶ 4 5 4 3 9 0

C Business name. If no separate business name, leave blank.
Three Sisters Artisanal Meats

D Employer ID number (EIN) (see instr.) 8 5 3 3 1 6 6 2 8

E Business address (including suite or room no.) ▶ **1106 East Jefferson Street**
City, town or post office, state, and ZIP code   **Boise, Idaho 83712**

F Accounting method: (1) ☐ Cash   (2) ☑ Accrual   (3) ☐ Other (specify) ▶ _____

G Did you "materially participate" in the operation of this business during 2020? If "No," see instructions for limit on losses . ☑ Yes ☐ No

H If you started or acquired this business during 2020, check here . . . . ▶ ☑

I Did you make any payments in 2020 that would require you to file Form(s) 1099? See instructions . . . . ☐ Yes ☑ No

J If "Yes," did you or will you file required Form(s) 1099? . . . . ☐ Yes ☑ No

Part I   Income

1	Gross receipts or sales. See instructions for line 1 and check the box if this income was reported to you on Form W-2 and the "Statutory employee" box on that form was checked . . . . ▶ ☐	**1**	3088.53
2	Returns and allowances	**2**	0
3	Subtract line 2 from line 1	**3**	3088.53
4	Cost of goods sold (from line 42)	**4**	2558.26
5	**Gross profit.** Subtract line 4 from line 3	**5**	
6	Other income, including federal and state gasoline or fuel tax credit or refund (see instructions)	**6**	
7	**Gross income.** Add lines 5 and 6 . . . . ▶	**7**	530.27

Part II   Expenses. Enter expenses for business use of your home **only** on line 30.

8	Advertising	**8**	0	18	Office expense (see instructions)	**18**	0
9	Car and truck expenses (see instructions)	**9**	0	19	Pension and profit-sharing plans .	**19**	0
10	Commissions and fees .	**10**	0	20	Rent or lease (see instructions):		
11	Contract labor (see instructions)	**11**	0	a	Vehicles, machinery, and equipment	**20a**	0
12	Depletion	**12**	0	b	Other business property . . .	**20b**	0
13	Depreciation and section 179 expense deduction (not included in Part III) (see instructions)	**13**	0	21	Repairs and maintenance . . .	**21**	0
				22	Supplies (not included in Part III) .	**22**	0
				23	Taxes and licenses	**23**	70.92
				24	Travel and meals:		
14	Employee benefit programs (other than on line 19) . .	**14**	0	a	Travel	**24a**	0
15	Insurance (other than health)	**15**	0	b	Deductible meals (see instructions)	**24b**	0
16	Interest (see instructions):			25	Utilities	**25**	0
a	Mortgage (paid to banks, etc.)	**16a**	0	26	Wages (less employment credits) .	**26**	0
b	Other	**16b**		27a	Other expenses (from line 48) . .	**27a**	0
17	Legal and professional services	**17**	0	b	**Reserved for future use** . . .	**27b**	

28	**Total expenses** before expenses for business use of home. Add lines 8 through 27a . . . . . . ▶	**28**	70.92
29	Tentative profit or (loss). Subtract line 28 from line 7	**29**	
30	Expenses for business use of your home. Do not report these expenses elsewhere. Attach Form 8829 unless using the simplified method. See instructions. **Simplified method filers only:** Enter the total square footage of (a) your home: _____ and (b) the part of your home used for business: _____ . Use the Simplified Method Worksheet in the instructions to figure the amount to enter on line 30	**30**	
31	**Net profit or (loss).** Subtract line 30 from line 29. • If a profit, enter on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see instructions). Estates and trusts, enter on **Form 1041, line 3.** • If a loss, you **must** go to line 32.	**31**	459.35
32	If you have a loss, check the box that describes your investment in this activity. See instructions. • If you checked 32a, enter the loss on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see the line 31 instructions). Estates and trusts, enter on **Form 1041, line 3.** • If you checked 32b, you **must** attach **Form 6198.** Your loss may be limited.	**32a** ☐ All investment is at risk. **32b** ☐ Some investment is not at risk.	

For Paperwork Reduction Act Notice, see the separate instructions.   Cat. No. 11334P   **Schedule C (Form 1040) 2020**

Part III	**Cost of Goods Sold** (see instructions)

33 Method(s) used to
value closing inventory: **a** ☑ Cost **b** ☐ Lower of cost or market **c** ☐ Other (attach explanation)

34 Was there any change in determining quantities, costs, or valuations between opening and closing inventory?
If "Yes," attach explanation . . . . ☐ **Yes** ☑ **No**

35	Inventory at beginning of year. If different from last year's closing inventory, attach explanation . . .	**35**	0
36	Purchases less cost of items withdrawn for personal use	**36**	0
37	Cost of labor. Do not include any amounts paid to yourself	**37**	0
38	Materials and supplies	**38**	2691.46
39	Other costs	**39**	0
40	Add lines 35 through 39	**40**	2691.46
41	Inventory at end of year	**41**	133.20
42	**Cost of goods sold.** Subtract line 41 from line 40. Enter the result here and on line 4	**42**	2558.26

Part IV	**Information on Your Vehicle.** Complete this part **only** if you are claiming car or truck expenses on line 9 and are not required to file Form 4562 for this business. See the instructions for line 13 to find out if you must file Form 4562.

43 When did you place your vehicle in service for business purposes? (month/day/year) ▶ _____/_____/_____

44 Of the total number of miles you drove your vehicle during 2020, enter the number of miles you used your vehicle for:

a Business _____ **b** Commuting (see instructions) _____ **c** Other _____

45 Was your vehicle available for personal use during off-duty hours? . . . . ☐ **Yes** ☐ **No**

46 Do you (or your spouse) have another vehicle available for personal use? . . . . ☐ **Yes** ☐ **No**

47a Do you have evidence to support your deduction? . . . . ☐ **Yes** ☐ **No**

b If "Yes," is the evidence written? . . . . ☐ **Yes** ☐ **No**

Part V	**Other Expenses.** List below business expenses not included on lines 8–26 or line 30.

--	
--	
--	
--	
--	
--	
--	
--	

48	**Total other expenses.** Enter here and on line 27a	**48**

SCHEDULE SE (Form 1040) Department of the Treasury Internal Revenue Service (99)	**Self-Employment Tax** ▶ Go to *www.irs.gov/ScheduleSE* for instructions and the latest information. ▶ Attach to Form 1040, 1040-SR, or 1040-NR.	OMB No. 1545-0074 **2020** Attachment Sequence No. **17**

Name of person with self-employment income (as shown on Form 1040, 1040-SR, or 1040-NR) Jaime Acebes Fernandez	Social security number of person with **self-employment** income ▶

Part I — Self-Employment Tax

Note: If your only income subject to self-employment tax is **church employee income,** see instructions for how to report your income and the definition of church employee income.

A   If you are a minister, member of a religious order, or Christian Science practitioner **and** you filed Form 4361, but you had $400 or more of **other** net earnings from self-employment, check here and continue with Part I . . . . ▶ ☐

Skip lines 1a and 1b if you use the farm optional method in Part II. See instructions.

1a	Net farm profit or (loss) from Schedule F, line 34, and farm partnerships, Schedule K-1 (Form 1065), box 14, code A . .	**1a**	0
b	If you received social security retirement or disability benefits, enter the amount of Conservation Reserve Program payments included on Schedule F, line 4b, or listed on Schedule K-1 (Form 1065), box 20, code AH	**1b**	(0)

Skip line 2 if you use the nonfarm optional method in Part II. See instructions.

2	Net profit or (loss) from Schedule C, line 31; and Schedule K-1 (Form 1065), box 14, code A (other than farming). See instructions for other income to report or if you are a minister or member of a religious order	**2**	459.35
3	Combine lines 1a, 1b, and 2	**3**	459.35
4a	If line 3 is more than zero, multiply line 3 by 92.35% (0.9235). Otherwise, enter amount from line 3 .	**4a**	434.20
	Note: If line 4a is less than $400 due to Conservation Reserve Program payments on line 1b, see instructions.		
b	If you elect one or both of the optional methods, enter the total of lines 15 and 17 here	**4b**	0
c	Combine lines 4a and 4b. If less than $400, **stop;** you don't owe self-employment tax. **Exception:** If less than $400 and you had **church employee income,** enter -0- and continue . . . . ▶	**4c**	434.20
5a	Enter your **church employee income** from Form W-2. See instructions for definition of church employee income	**5a**	0	
b	Multiply line 5a by 92.35% (0.9235). If less than $100, enter -0-	**5b**	0
6	Add lines 4c and 5b	**6**	434.20
7	Maximum amount of combined wages and self-employment earnings subject to social security tax or the 6.2% portion of the 7.65% railroad retirement (tier 1) tax for 2020	**7**	137,700
8a	Total social security wages and tips (total of boxes 3 and 7 on Form(s) W-2) and railroad retirement (tier 1) compensation. If $137,700 or more, skip lines 8b through 10, and go to line 11	**8a**	0	
b	Unreported tips subject to social security tax from Form 4137, line 10 . . .	**8b**	0	
c	Wages subject to social security tax from Form 8919, line 10	**8c**	0	
d	Add lines 8a, 8b, and 8c	**8d**	0
9	Subtract line 8d from line 7. If zero or less, enter -0- here and on line 10 and go to line 11 . . . ▶	**9**	434.20
10	Multiply the **smaller** of line 6 or line 9 by 12.4% (0.124)	**10**	53.84
11	Multiply line 6 by 2.9% (0.029)	**11**	12.59
12	**Self-employment tax.** Add lines 10 and 11. Enter here and on **Schedule 2 (Form 1040), line 4** . .	**12**	66.43
13	**Deduction for one-half of self-employment tax.** Multiply line 12 by 50% (0.50). Enter here and on **Schedule 1 (Form 1040), line 14**	**13**	33.21	

Part II — Optional Methods To Figure Net Earnings (see instructions)

Farm Optional Method. You may use this method **only** if **(a)** your gross farm income¹ wasn't more than $8,460, **or (b)** your net farm profits² were less than $6,107.

14	Maximum income for optional methods	**14**	5,640
15	Enter the **smaller** of: two-thirds (²∕₃) of gross farm income¹ (not less than zero) or $5,640. Also, include this amount on line 4b above	**15**	

Nonfarm Optional Method. You may use this method **only** if **(a)** your net nonfarm profits³ were less than $6,107 and also less than 72.189% of your gross nonfarm income,⁴ **and (b)** you had net earnings from self-employment of at least $400 in 2 of the prior 3 years. **Caution:** You may use this method no more than five times.

16	Subtract line 15 from line 14	**16**	
17	Enter the **smaller** of: two-thirds (²∕₃) of gross nonfarm income⁴ (not less than zero) **or** the amount on line 16. Also, include this amount on line 4b above	**17**	

¹ From Sch. F, line 9; and Sch. K-1 (Form 1065), box 14, code B.
² From Sch. F, line 34; and Sch. K-1 (Form 1065), box 14, code A—minus the amount you would have entered on line 1b had you not used the optional method.
³ From Sch. C, line 31; and Sch. K-1 (Form 1065), box 14, code A.
⁴ From Sch. C, line 7; and Sch. K-1 (Form 1065), box 14, code C.

Part III	Maximum Deferral of Self-Employment Tax Payments		
If line 4c is zero, skip lines 18 through 20, and enter -0- on line 21.			
18	Enter the portion of line 3 that can be attributed to March 27, 2020, through December 31, 2020 . .	18	459.35
19	If line 18 is more than zero, multiply line 18 by 92.35% (0.9235); otherwise, enter the amount from line 18	19	434.20
20	Enter the portion of lines 15 and 17 that can be attributed to March 27, 2020, through December 31, 2020	20	0
21	Combine lines 19 and 20	21	434.20
If line 5b is zero, skip line 22 and enter -0- on line 23.			
22	Enter the portion of line 5a that can be attributed to March 27, 2020, through December 31, 2020 . .	22	0
23	Multiply line 22 by 92.35% (0.9235)	23	0
24	Add lines 21 and 23	24	434.20
25	Enter the smaller of line 9 or line 24	25	434.20
26	Multiply line 25 by 6.2% (0.062). Enter here and see the instructions for line 12e of Schedule 3 (Form 1040)	26	26.92

Schedule SE (Form 1040) 2020

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? □ Yes   ☒ No

    (B) engaging in the business of securities, insurance or banking? □ Yes   ☒ No

    (C) engaging in savings association or credit union activities? □ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? □ Yes   ☒ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FORM OF CONVERTIBLE PROMISSORY NOTE

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM. THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF BURNING BROTHERS BREWING, LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, COPIES OF WHICH ARE ON FILE IN THE OFFICE OF BURNING BROTHERS BREWING, LLC (AS THE SAME MAY BE FURTHER AMENDED AND/OR RESTATED FROM TIME TO TIME).

CONVERTIBLE PROMISSORY NOTE

$__________________ ____________________, 2022

Boise, Idaho

For value received, **Three Sisters Artisanal Meats, LLC** a Wyoming limited liability company (the "Company"), promises to pay to ______________________ (the "Holder"), the principal sum of ____ and No/100ths Dollars ($____________________). Interest shall accrue from the date of this Convertible Note on the outstanding and unpaid principal amount at a rate equal to five percent (5%) per annum, compounded annually.

1. Maturity. Unless converted as provided in Section 2, this Convertible Note will automatically mature and be due and payable on ___________________, 2027 (the "Maturity Date"). Subject to Section 2 below, interest shall accrue on this Convertible Note and accrued interest shall be due and payable with the payment of principal. Notwithstanding the foregoing, the entire unpaid principal sum of this Convertible Note, together with accrued and unpaid interest thereon, shall become immediately due and payable **(a)** upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company; and **(b)** at the Holder's option, upon a default under this Convertible Note.

2. Conversion.

(a) Investment by the Holder. At the Company's option at any time on or before the Maturity Date, all or a portion of the principal amount of this Convertible Note, after payment of all accrued unpaid interest under this Convertible Note, shall be converted into membership interests of the Company (the "Membership Interests" or "Units"). The percentage ownership in the Company represented by the Membership Interests to be issued upon such conversion shall be determined by an independent business

valuation expert selected by the Company. On the Maturity Date, any outstanding principal of, together with accrued unpaid interest on, this Convertible Note shall, at Company's option, be repaid to Holder in immediately available funds or converted into Membership Interests using the formula set forth above in this paragraph.

(b) **Mechanics and Effect of Conversion.** Upon payment of all accrued principal and interest hereunder, or upon conversion of all principal under this Convertible Note pursuant to this Section 2, as applicable the Holder shall surrender this Convertible Note, duly endorsed, at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates (or if Membership Interests are not certificated, then reflect on the Company's official records) showing the Holder's percentage ownership in the Company evidenced by the Class B Membership Interests to which Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Convertible Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon payment of all accrued unpaid interest hereunder, and conversion of this Convertible Note, the Company will be forever released from all of its obligations and liabilities under this Convertible Note with regard to that portion of the principal amount being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

3. **Payment.** Prepayment this Convertible Note may be made at any time without penalty. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

4. **Transfer; Successors and Assigns.** The terms and conditions of this Convertible Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Convertible Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Convertible Note may be transferred only upon surrender of the original Convertible Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder. Thereupon, a new note for the outstanding principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Convertible Note.

5. **Governing Law.** This Convertible Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Wyoming, without giving effect to principles of conflicts of law.

6. **Notices.** Any notice required or permitted by this Convertible Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or

by a nationally-recognized delivery service (such as Federal Express or UPS), or by confirmed facsimile or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

7. **Amendments and Waivers.** Any term of this Convertible Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Convertible Note.

8. **Action to Collect on Convertible Note.** If action is instituted to collect on this Convertible Note, the Company promises to pay all costs and expenses, including reasonable attorney's fees, incurred in connection with any collection action.

COMPANY:

THREE SISTERS ARTISANAL MEATS, LLC

By:

Name:

(print)

Title:

Address:

THREE SISTERS ARTISNAL MEATS, LLC
ARTICLES OF ORGANIZATION



Wyoming Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Apr 15 2022 12:35PM
Original ID: 2022-001104278

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Three Sisters Artisanal Meats, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Corporation Service Company
1821 Logan Ave
Cheyenne, WY 82001

III. The mailing address of the limited liability company is:
1106 East Jefferson Street
Boise, Idaho 83712

IV. The principal office address of the limited liability company is:
1106 East Jefferson Street
Boise, Idaho 83712

V. The organizer of the limited liability company is:
Jeffrey C. O'Brien
100 Washington Avenue South STE 1700, Minneapolis, MN 55401

Signature: *Jeffrey C. O'Brien* Date: **04/15/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Jeffrey C. O'Brien*	Date: **04/15/2022**
Print Name:	**Jeffrey C. O'Brien**	
Title:	**Attorney**	
Email:	**jobrien@chestnutcambronne.com**	
Daytime Phone #:	**(612) 336-1298**	

Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Corporation Service Company, whose registered office is located at **1821 Logan Ave, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Three Sisters Artisanal Meats, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Jeffrey C. O'Brien* Date: **04/15/2022**

Print Name: **Jeffrey C. O'Brien**

Title: **Attorney**

Email: **jobrien@chestnutcambronne.com**

Daytime Phone #: **(612) 336-1298**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Three Sisters Artisanal Meats, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **15th** day of **April**, **2022** at **12:35 PM.**

Remainder intentionally left blank.



Filed Date: 04/15/2022

Edward A. Buchanan

Secretary of State

Filed Online By:

Jeffrey C. O'Brien

on 04/15/2022

THREE SISTERS ARTISNAL MEATS, LLC
OPERATING AGREEMENT

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR
THREE SISTERS ARTISANAL MEATS, LLC

A Manager-Managed Limited Liability Company

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made and entered into this 14th day of April, 2022 by Jaime A. Fernandez and each individual or business entity later subsequently admitted to the Company. These individuals and/or business entities shall be known as and referred to as "Members" and individually as a "Member":

Jaime A. Fernandez

As of this date the Members, through their agent, Corporation Services Company, have formed the Manager-Managed Limited Liability Company named above under the laws of the State of Wyoming. Accordingly, in consideration of the conditions contained herein, they agree as follows:

ARTICLE I
Definitions

The terms defined in this Section I (except as may be otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) shall for purposes of this Agreement, the Articles of Organization and the Bylaws of the Company, have the following respective meanings:

1.1 "Act" means the Wyoming Limited Liability Company Act contained in Wyoming Statutes, Section 17-29-101, et. seq.

1.2 "Agreement" means this Limited Liability Company Operating Agreement, and all amendments and modifications hereto, including any schedules, amendments or supplements to the Agreement.

1.3 "Articles of Organization" means the Articles of Organization of the Company, as the same may be amended from time to time.

1.4 "Financial Rights" means those rights associated with a Membership Unit to share in Net Income and Net Losses and Distributions with respect to Membership Units, and the right to assign such rights, in accordance with the terms of this Agreement, the Articles of Organization and the Bylaws.

1.5 "Governance Rights" means all rights associated with a Membership Unit in the Company other than Financial Rights, including, without limitation, rights to vote, receive notices and attend meetings of members.

1.6 "Membership Unit" means one of the units into which the Members' ownership interests in the Company are divided, each such Membership Unit consisting of Governance Rights and Financial Rights, the right to assign such Membership Unit or the Financial Rights attributable to such Membership Unit, and to separate the Governance Rights and Financial Rights attributable to a Membership Unit and separately assign such rights, all in accordance with the Act, the Articles of Organization and Bylaws of the Company, and this Agreement. When the Governance Rights and Financial Rights attributable to a Membership Unit have been separated and such separation is reflected in the Required Records of the Company, references to Membership Unit shall mean the Governance Rights or Financial Rights related to such Membership Unit as appropriate in the context.

1.7 "Required Records" mean those records required to be maintained by the Company pursuant to the Act.

ARTICLE 2
Company Formation and Registered Agent

2.1 **FORMATION**. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of this date. A Certificate of Formation shall be filed with the Secretary of State.

2.2 **NAME**. The name of the Company shall be: THREE SISTERS ARTISANAL MEATS, LLC.

2.3 **REGISTERED OFFICE AND AGENT**. The location of the registered office of the Company shall be:

2.4 **TERM**. The Company shall continue perpetually unless dissolved by: (a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or (b) any event which makes it unlawful for the business of the Company to be carried on by the Members; or (c) the death, resignation, expulsion, bankruptcy, retirement of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company; or (d) any other event causing a dissolution of a Limited Liability Company under the laws of the State of Wyoming.

2.5 **CONTINUANCE OF COMPANY**. Notwithstanding the provisions of ARTICLE 2.4, in the event of an occurrence described in ARTICLE 2.4(c), if there are at least two remaining Members, said remaining Members shall have the right to continue the business of the Company. Such right can be exercised only by the unanimous vote of the remaining Members within ninety (90) days after the occurrence of an event described in ARTICLE 2.4(c). If not so exercised, the right of the Members to continue the business of the Company shall expire.

2.6 **BUSINESS PURPOSE**. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed under the Limited Liability statutes of the State of Wyoming.

2.7 **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company shall be 12 Island Club Drive, New Orleans, Louisiana 70131 or at such other place as the Managers from time to time select.

2.8 **THE MEMBERS**. The name and place of residence of each member are contained in Exhibit 2 attached to this Agreement.

2.9 **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

ARTICLE 3
Capital Contributions

3.1 **INITIAL CONTRIBUTIONS**. The Members initially shall contribute to the Company capital as described in Exhibit 3 attached to this Agreement. The agreed value of such property and cash is $100.00.

3.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 7.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE 4
Profits, Losses and Distributions

4.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

4.2 **DISTRIBUTIONS.** The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).


ARTICLE 5
Management


5.1 **MANAGEMENT OF THE BUSINESS.** The name and place of residence of each Manager is attached as Exhibit 1 of this Agreement. By a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 as amended from time to time, shall elect so many Managers as the Members determine, but no fewer than one, with one Manager elected by the Members as Chief Executive Manager.

5.2 **MEMBERS.** The liability of the Members shall be limited as provided under the laws of the Wyoming Limited Liability statutes. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

5.3 **POWERS OF MANAGERS.** The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

5.4 **CHIEF EXECUTIVE MANAGER.** The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

5.5 **NOMINEE.** Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

5.6 **COMPANY INFORMATION.** Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 5.6 shall be at the requesting Member's expense.

5.7 **EXCULPATION.** Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

5.8 **INDEMNIFICATION**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

5.9 **RECORDS**. The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;
(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;
(c) copies of the Company's federal, state and local income tax
returns and reports, if any, for the three most recent years;
(d) copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE 6
Compensation

6.1 **MANAGEMENT FEE**. Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

6.2 **REIMBURSEMENT**. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 7
Bookkeeping

7.1 **BOOKS**. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

7.2 **MEMBER'S ACCOUNTS**. The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) any additional capital contribution made by him/her;
(b) credit balances transferred from his distribution account to his capital account; and decreased by:
(a) distributions to him/her in reduction of Company capital;
(b) the Member's share of Company losses if charged to his/her capital account.

6.3 **REPORTS**. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE 8
AMENDMENTS

No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment is contained in a writing signed by Members owning more than 51% of the Membership Units; provided, however, in no event may this Agreement be amended to provide for less than unanimous consent to avoid dissolution; and provided, however, in no event may any such modification or amendment more adversely affect any rights of any Member(s) holding only Financial Rights than Member(s) holding some Governance Rights without the consent of the Member(s) holding only Financial Rights.

ARTICLE 9
MISCELLANEOUS

9.1 **GOVERNING LAW**. Notwithstanding the fact that the Company may conduct business in states other than Wyoming, and notwithstanding the fact that some or all of the Members may be residents of states other than Wyoming, this Agreement and the rights of the parties hereunder will be governed by, interpreted and enforced in accordance with the laws of the State of Wyoming.

9.2 **ARTICLES OF ORGANIZATION**. The Articles of Organization of the Company are incorporated by reference and hereby made a part of this Agreement. In the event of any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

9.3 **BINDING EFFECT**. This Agreement will be binding upon and inure to the benefit of the Members, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

9.4 **SEVERABILITY**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

9.5 **COUNTERPARTS**. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

9.6 **ADDITIONAL DOCUMENTS AND ACTS**. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

9.7 **NO THIRD PARTY BENEFICIARY**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

9.8 **NOTICES**. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given when received by the Company. Notices to Members will be deemed given when (i) delivered personally to a Member, (ii) delivered via telegraph or facsimile to a location or number designated by a Member, or (iii) deposited in the United States mail, postage prepaid and addressed to a Member at the address specified in the Company's records. Any Member or the Company may, at any time by giving five (5) days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

       9.9   **OTHER BUSINESS VENTURES**. Any Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether such ventures are competitive with the Company or otherwise; and neither the Company nor the Members shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom and no Member shall have the obligation to bring any business opportunity to the Company or to any other Member.

       9.10   **HEADINGS AND TITLES**. Article headings and titles are for descriptive purposes and convenience of reference only and shall not control or alter the meaning of this Agreement as set forth in the text.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written, or with respect to Members acquiring Membership Unit after the date of this Agreement, on the date opposite the Member's signature.

Signed and Agreed this 14th day of April, 2022.

DocuSigned by:

Jaime Fernandez

71EE137CBA144E4...

_____

Jaime A. Fernandez

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR THREE SISTERS ARTISANAL MEATS, LLC

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

DocuSigned by:
Jaime Fernandez
71FF137CBA144E4...
Chief Executive Manager

Jaime A. Fernandez
Printed Name:

1106 East Jefferson Street
Boise, Idaho 83712

Address Line 1

DocuSigned by:
Jaime Fernandez
71FF137CBA144E4...
Chief Financial Manager

Jaime A. Fernandez
Printed Name:

1106 East Jefferson Street
Boise, Idaho 83712

Address Line 1

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and Agreed this 14th day of April, 2022.

DocuSigned by:
Jaime Fernandez
71FF137CBA144E4...
Jaime A. Fernandez

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR THREE SISTERS ARTISANAL MEATS, LLC

LISTING OF MEMBERS

As of the 14th day of April, 2022 the following is a list
of Members of the Company:

NAME: ADDRESS:

Jaime A. Fernandez   1106 East Jefferson Street
                                         Boise, Idaho 83712

Authorized by Member(s) to provide Member Listing as of this 14th day of April, 2022

Jaime Fernandez
DocuSigned by:
71FF137CBA144E4...

Jaime A. Fernandez

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR THREE SISTERS ARTISANAL MEATS, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 3, the Members' initial contribution to the Company capital is stated to be $100.00. The description and each individual portion of this initial contribution is as follows:

Jaime A. Fernandez	$100.00

SIGNED AND AGREED this 14th day of April, 2022.

DocuSigned by:
Jaime Fernandez
71EE137CBA144E4...

Jaime A. Fernandez

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://3sistersmeats.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.